UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

EMBRAER EARNINGS RESULTS 1st QUARTER 2022

HIGHLIGHTS

- Embraer delivered **14 jets** in the first quarter, of which **6 commercial aircraft** and **8 executive jets** (6 light and 2 mid-size).
- **Firm order backlog** ended 1Q22 at **US$ 17.3 billion (+US$0.3 billion** versus 4Q21). This is the **highest quarter backlog** since 2Q18, driven by solid order activity.
- **Revenues** reached **US$ 600.9 million** in the quarter, down 26% compared to 1Q21, with almost one month of production shut down due to system and legal reintegration of Commercial Aviation in January. In contrast, reported **consolidated gross margin of 20.1% was higher than the 9.5% reported in 1Q21** due to better performance in all segments.
- **Adjusted EBIT** and **EBITDA** were US$ (27.0) million and US$ 13.2 million, respectively, yielding **Adjusted EBIT margin** of **-4.5%** and **Adjusted EBITDA margin** of **2.2%**. This includes nonrecurring expenses of US$17 million for the quarter.
- **Free cash flow (FCF)** in 1Q22 was a usage of **US$ (67.8) million**, representing a significant improvement compared to the US$ (226.6) million in FCF in 1Q21, and best FCF for 1Q since 1Q10, consistent with working capital optimization measures and enterprise efficiency.
- **FX Variation & Hedge -** in 1Q22 we recognized credits of USD 0.8 million related to payroll expenses due to cash flow hedge, mitigating our exposure to FX variation, which is approximately 13% of total costs.
- The Company finished the quarter with **total debt of US$ 3.6 billion, or US$0.5 billion less in line with the strategy to improve our capital structure.**
- **We reaffirm all aspects of our 2022 financial and deliveries guidance**, with no material variation.

MAIN FINANCIAL INDICATORS

in millions of U.S dollars, except % and earnings per share data

IFRS	(1) 1Q21	(1) 4Q21	(1) 1Q22
Revenue	807.3	1,301.3	600.9
EBIT	(33.1)	60.6	(36.3)
EBIT margin %	-4.1%	4.7%	-6.0%
Adjusted EBIT	(29.6)	56.2	(27.0)
Adjusted EBIT margin %	-3.7%	4.3%	-4.5%
EBITDA	14.5	111.4	3.9
EBITDA margin %	1.8%	8.6%	0.6%
Adjusted EBITDA	18.0	107.0	13.2
Adjusted EBITDA margin %	2.2%	8.2%	2.2%
Adjusted net income (Loss) [2]	(95.9)	57.2	(78.5)
Adjusted earnings (losses) per share - ADS basic	(0.5219)	0.3116	(0.4274)
Net income (loss) attributable to Embraer Shareholders	(89.7)	2.1	(31.7)
Earnings (losses) per share - ADS basic (US$)	(0.4882)	0.0114	(0.1726)
Adjusted free cash flow	(226.6)	452.6	(67.8)
Net debt	(1,902.2)	(1,392.2)	(1,453.2)

(1) Derived from unaudited financial information.

[2] Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the *Real* to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

São Paulo, Brazil, April 28, 2022 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2022 (1Q22), December 31, 2021 (4Q21) and March 31, 2021 (1Q21), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES AND GROSS MARGIN

Consolidated revenues of US$ 600.9 million in 1Q22 represent a decrease of 26% y-o-y mostly driven by lower deliveries in Commercial and Executive Aviation and lower revenues in Defense & Security, only partially offset by higher revenues in Services & Support. Deliveries in the quarter were negatively impacted by almost one month shut down (jan22) due to Commercial Aviation reintegration.

in millions of U.S.dollars

NET REVENUES BY SEGMENT	(1) 4Q21	%	(1) 1Q21	%	(1) 1Q22	%
Commercial Aviation	413.7	31.8	272.2	33.7	169.2	28.2
Executive Aviation	455.4	35.0	152.1	18.8	89.9	15.0
Defense & Security	114.5	8.8	128.5	15.9	68.3	11.4
Services & Support	307.4	23.6	250.6	31.0	271.2	45.0
Others	10.3	0.8	3.9	0.6	2.3	0.4
Total	**1,301.3**	**100.0**	**807.3**	**100.0**	**600.9**	**100.0**

(1) Derived from unaudited financial information.

- **Commercial Aviation** reported revenue reduction of 38% y-o-y to US$ 169.2 million due to expected lower aircraft deliveries in the quarter. Reported 1Q22 **consolidated gross margin from Commercial Aviation of 11.3% higher than -1.5% reported in 1Q21.**

- **Executive Aviation** 1Q22 revenues were US$ 89.9 million, which is 41% lower y-o-y, driven by expected decrease of 38% in deliveries compared to 1Q21. Reported 1Q22 **gross margin from Executive Aviation of 18.7% higher than 6.2% reported in 1Q21.**

- **Defense & Security** reported revenue fall of 47% to US$ 68.3 million, mainly impacted by no KC-390 deliveries in the quarter. Reported 1Q22 **gross margin from Defense & Security of 14.4% higher than 10.4% reported in 1Q21.**

- **Services & Support** reported revenues of US$ 271.2 million, representing y-o-y growth of 8%. It continues to show solid recovery as airlines flight activities are recovering from the pandemic peak in 2020. Reported 1Q22 **gross margin from Service & Support of 26.5% higher than 24.6% reported in 1Q21.**

Reported 1Q22 **consolidated gross margin of 20.1% higher than 9.5% reported in 1Q21**, with the year over-year improve in all segments, especially in the Commercial and Executive Aviation.

EBIT AND ADJUSTED EBIT

In 1Q22, the Company's reported results include one special item related to the expenses of Eve's Business of US$ (9.3) million, as summarized in the table below.

in millions of U.S.dollars

ADJUSTED EBIT RECONCILIATION	(1) 4Q21	(1) 1Q21	(1) 1Q22
Operating profit (loss) before financial income (EBIT)	60.6	(33.1)	(36.3)
Impact of restructuring expenses	3.2	3.5	-
Impairment - Assets held for sale	45.1	-	-
Expenses related to Eve's Business	5.3	-	9.3
Impairment loss Executive Jet business	(57.9)	-	-
Adjusted EBIT	**56.2**	**(29.6)**	**(27.0)**
Adjusted EBIT margin %	4.3%	-3.7%	-4.5%

(1) Derived from unaudited financial information.

Excluding this special item, 1Q22 Adjusted EBIT was US$ (27.0) million and Adjusted EBIT margin was -4.5%, compared to Adjusted EBIT of US$ (29.6) million and Adjusted EBIT margin of -3.7% in 1Q21. Adjusted EBIT in 1Q22 also includes Commercial Aviation reintegration, Arbitration, and other non-recurring expenses of US$17 million. If we exclude all extraordinary effects, Adjusted EBIT margin would have been -1.7%.

Negative Adjusted EBIT in 1Q22 was driven by lower deliveries in Commercial and Executive Aviation and the decrease in revenues in Defense & Security segment.

NET INCOME (LOSS)

Net loss attributable to Embraer shareholders and loss per ADS for 1Q22 were US$ (31.7) million and US$ (0.17), respectively, compared to US$ (89.7) million in net loss attributable to Embraer shareholders and US$ (0.49) in Loss per ADS in 1Q21.

ADJUSTED NET INCOME – US$ Million


-11.9%
3.9%
-3.5%
4.4%
-13.1%
(96)
44
(34)
57
(79)
1Q21
2Q21
3Q21
4Q21
1Q22

BALANCE SHEET ACCOUNTS

DEBT & LIABILITY MANAGEMENT

Embraer ended 1Q22 with a net debt position of US$ 1.5 billion, compared to US$ 1.4 billion q-o-q and US$ 1.9 billion y-o-y. The increase in the Company's net debt position q-o-q is a result of Embraer's usage of free cash flow in the quarter. Liquidity position decreased to US$ 2.1 billion, from the US$ 2.6 billion in 4Q21, with payment of US$ 471.1 million of short and long-term debt.

The average loan maturity of 1Q22 was 3.8 years, compared to 3.7 yrs. q-o-q. The cost of Dollar-denominated loans in 1Q22 was 5.20% p.a., in line with the 5.08% p.a. cost in 4Q21, while the cost of Brazilian *Real* denominated loans increased to 6.39% p.a. in 1Q22 compared to 5.04% in 4Q21.

The company continue to pursue further liability management and launched a cash tender of ~USD 300 million to repurchase outstanding bonds, with duration around 4 years in 1Q22.

in millions of U.S.dollars

FINANCIAL POSITION DATA	(2) 2021	(1) 1Q21	(1) 1Q22
Cash and cash equivalents	1,818.3	1,123.2	1,129.8
Financial investments	816.4	1,340.1	972.8
Total cash position	**2,634.7**	**2,463.3**	**2,102.6**
Loans short-term	574.2	357.2	326.8
Loans long-term	3,452.7	4,008.3	3,229.0
Total loans position	**4,026.9**	**4,365.5**	**3,555.8**
Net debt*	**(1,392.2)**	**(1,902.2)**	**(1,453.2)**

** Net debt = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term*

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.


INDEBTEDNESS MATURITY
4.2
4.0
3.8
3.7
3.8
8%
19%
18%
14%
9%
92%
81%
82%
86%
91%
1Q21
2Q21
3Q21
4Q21
1Q22
Long-term
Short-term
Loans Average Maturity (Years)


MATURITIES - US$ MILLION
Total Debt: US$ 3,556 million
99% denominated in US$
MATURITIES
2,103
US$ 2,027
R$ 76
322
271
316
1,005
8
850
784
Cash
2022
2023
2024
2025
2026
2027
>2028

FREE CASH FLOW

Adjusted free cash flow for 1Q22 was US$ (67.8) million, a significant improvement compared to US$ (226.6) million reported in 1Q21 due to the quarter higher net result and continuous working capital discipline, especially with lower inventories, PP&E and higher advanced payments from customers (Contract liabilities).

in millions of U.S.dollars

IFRS	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(1) 1Q22
Adj. net cash generated (used) by operating activities (*)	**(184.0)**	**95.1**	**93.5**	**552.4**	**(28.3)**
Net additions to property, plant and equipment	(18.1)	(14.6)	(35.4)	(30.0)	(18.1)
Additions to intangible assets	(24.5)	(35.4)	(36.8)	(69.8)	(21.4)
Adjusted free cash flow	**(226.6)**	**45.1**	**21.3**	**452.6**	**(67.8)**

(*) Net of financial investments: 1Q21 230.5, 2Q21 63.3, 3Q21 (142.4) , 4Q21 (109.7) and 1Q22 129,9

(1) Derived from unaudited financial information.

CAPEX

Net additions to total PP&E for 1Q22 were US$ 18.1 million, the same amount reported in 1Q21. Of the total 1Q22 value, Capex amounted to US$ 8.7 million, and pool program spare parts represented US$ 10.0 million of total figures, partially offset by US$ (0.6) million of proceeds from the sale of PP&E. In 1Q22, Embraer invested a total of US$ 21.4 million in product development, mainly related to the E-Jets E2 commercial jet program. In 1Q22, the Company invested a total of US$ 18.1 million in net additions to PP&E and US$ 38.8 million in R&D.

in millions of U.S.dollars

	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(1) 1Q22
CAPEX	5.8	5.1	11.5	16.9	8.7
Contracted CAPEX (Included in CAPEX)	0.1	0.7	2.5	0.6	0.1
Additions of Pool programs spare parts	13.1	10.3	23.8	15.2	10.0
PP&E	**18.9**	**15.4**	**35.3**	**32.1**	**18.7**
Proceeds from sale of PP&E	(0.8)	(0.8)	0.1	(2.1)	(0.6)
Net Additions to PP&E	**18.1**	**14.6**	**35.4**	**30.0**	**18.1**

(1) Derived from unaudited financial information.

in millions of U.S.dollars

	(1) 1Q21	(1) 2Q21	(1) 3Q21	(1) 4Q21	(1) 1Q22
Additions to intangible	24.5	35.4	36.8	69.8	21.4
Development (Net of contributions from suppliers)	24.5	35.4	36.8	69.8	21.4
Research	8.4	9.3	10.3	15.0	17.4
R&D	**32.9**	**44.7**	**47.1**	**84.8**	**38.8**

(1) Derived from unaudited financial information.

WORKING CAPITAL

Working capital had a positive impact in the company overall cash performance, even considering seasonality, delivering its best 1Q cash flow since 2010. The main contributors were optimized inventory management and higher contract liabilities compared with 4Q21.

in millions of U.S.dollars

SELECT BALANCE SHEET DATA	(2) 2021	(1) 1Q21	(1) 1Q22
Trade accounts receivable	189.0	190.2	197.0
Contract assets	582.3	517.1	615.5
Customer and commercial financing	32.0	28.1	33.2
Inventories	1,986.0	2,483.3	2,222.8
Property, plant and equipment	1,687.6	1,934.3	1,679.3
Intangible	2,213.4	2,079.3	2,227.5
Trade accounts payable	495.2	524.4	562.7
Trade accounts payable - Supplier finance	14.8	15.9	14.1
Contract liabilities	1,513.3	1,270.6	1,756.6
Total shareholders' equity	2,775.0	2,794.4	2,756.9

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

TOTAL BACKLOG

Firm order backlog and the end of 1Q22 was US$ 17.3 billion representing an increase of 22% and 2% compared to 1Q21 and 4Q21, respectively, reaching the highest quarter backlog since 2Q18.


BACKLOG – US$ Billion
16.0
16.9
16.2
16.8
15.9
15.4
15.1
14.4
14.2
15.9
16.8
17.0
17.3
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22

COMMERCIAL AVIATION

In 1Q22, Embraer delivered 6 commercial jets, as shown below:

DELIVERIES	4Q21	1Q21	1Q22
Commercial Aviation	**16**	**9**	**6**
EMBRAER 175	12	2	4
EMBRAER 190-E2	-	2	-
EMBRAER 195-E2	4	5	2

Embraer delivered 4 Embraer 175 to Skywest (Alaska) and 2 Embraer 195-E2 to Aircastle (KLM). The lower number of deliveries was planned due to the reintegration of the Embraer's Commercial Aviation business and related services and support. The systems reintegration works were done in January, and during this time, the factory was mainly closed.

In Commercial Aviation, Embraer will enter the air freight market with the launch of the E190F and E195F Passenger to Freight Conversions (P2F). The full freighter conversion is available for all pre-owned E190 and E195 aircraft, with entry into service expected in early 2024. This initiative comes as Embraer addresses three major opportunities: (1) Current small narrowbody freighter airframes are aged, inefficient, highly polluting, and well within their retirement window; (2) The ongoing transformation of the intersection between commerce, trade and logistics; (3) The earlier E-Jets that entered service around 10-15 years ago are now emerging from long term leases and beginning their replacement cycle, continuing over the coming decade, extending the life of the most mature E-Jets by another 10 to 15 years deliver head turning performance and economics. The E190 and E195 P2F conversions also facilitate the replacement of the older passenger aircraft by new generation E2s.

Unit backlog and cumulative deliveries for Commercial Aviation at the end of 1Q22 were as follows:

COMMERCIAL AVIATION BACKLOG	Firm Orders	Deliveries	Firm Backlog
E170	191	191	-
E175	840	697	143
E190	568	565	3
E195	172	172	-
E190-E2	20	17	3
E195-E2	201	35	166
TOTAL E-JETS	**1,992**	**1,677**	**315**

EXECUTIVE AVIATION

Executive Aviation delivered 8 aircraft (6 light and 2 mid-size jets) in the first quarter 2022, equal to Plan. Deliveries were below 1Q21 due to system reintegration activities in January.

DELIVERIES	4Q21	1Q21	1Q22
Executive Aviation	**39**	**13**	**8**
Light Jets	26	10	6
Mid-size Jets	13	3	2

Executive Aviation sales continued strong in the quarter with sales orders exceeding prior year levels. The book-to-bill ratio remains above 2.5 to 1, the highest in the industry.

Growth in the light and mid-sized business jet segments continues. Embraer Executive Aviation is well positioned to capitalize on this growth, with strong product performance and increased customer demand.

DEFENSE & SECURITY

In cybersecurity, Tempest broke revenue records, posting 11% growth compared to 1Q21. This growth was backed by a solid portfolio of cybersecurity products and services, expanding its base to more than 300 customers throughout the year.

In April, Embraer signed two contracts with the Brazilian Army. The first for the Army's acquisition of four additional SABER M60 radar units and the second for the development and deployment of Phase Two of the Army's Strategic Program for the Integrated Border Monitoring System (SISFRON), which will be included in the 2Q backlog.

SERVICES & SUPPORT

Embraer signed a long-term contract extension for the Pool Program with German Airways. Highlights are shed on a new Technical Services long-term contract, a significant E190 Pool Program celebrated between Embraer and Aerolineas Argentinas, along with RPM and an agreement to extend simulator components support. Currently, Embraer's Pool program supports more than 50 airlines worldwide.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1) Three months ended on		
	31 Dec, 2021	31 Mar, 2021	31 Mar, 2022
Revenue	**1,301.3**	**807.3**	**600.9**
Cost of sales and services	(1,105.5)	(730.9)	(480.2)
Gross profit	**195.8**	**76.4**	**120.7**
Operating Income (expense)			
Administrative	(42.3)	(34.4)	(39.7)
Selling	(70.7)	(45.8)	(53.8)
Expected credit losses over financial assets and contract assets	9.0	(0.1)	(1.1)
Research	(15.0)	(8.4)	(17.4)
Other operating income (expense), net	(14.4)	(21.8)	(46.2)
Equity in income (losses) of associates	(1.8)	1.0	1.2
Operating profit (loss) before financial income	**60.6**	**(33.1)**	**(36.3)**
Financial income (expenses), net	(6.8)	(75.4)	(65.6)
Foreign exchange gain (loss), net	3.9	19.6	20.9
Profit (loss) before taxes on income	**57.7**	**(88.9)**	**(81.0)**
Income tax expense	(54.7)	(1.1)	50.3
Profit (loss) for the period	**3.0**	**(90.0)**	**(30.7)**
Attributable to:			
Owners of Embraer	2.1	(89.7)	(31.7)
Non-controlling interests	0.9	(0.3)	1.0
Weighted average number of shares (in thousands)			
Basic	734.7	735.0	734.6
Diluted	734.7	735.0	734.6
Earnings (losses) per share			
Basic	0.0029	(0.1220)	(0.0432)
Diluted	0.0029	(0.1220)	(0.0432)
Earnings (losses) per share - ADS basic (US$)	**0.0114**	**(0.4882)**	**(0.1726)**
Earnings (losses) per share - ADS diluted (US$)	**0.0114**	**(0.4882)**	**(0.1726)**

(1) Derived from unaudited financial statements.

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		
	31 Dec, 2021	31 Mar, 2021	31 Mar, 2022
Operating activities			
Net income (loss) for the period	3.0	(90.0)	(30.7)
Adjustment to net income for items not affecting cash			
Depreciation of property plant and equipment and right of use	30.6	28.8	27.6
Realization of government grants	(0.6)	(0.8)	(0.4)
Amortization of intangible assets	24.3	21.5	15.0
Realization of contribution from suppliers	(3.5)	(2.7)	(2.0)
Loss (reversal) for inventory obsolescence	(55.5)	8.7	3.2
Adjustment to market value, inventory, property plant and equipment and intangible	(19.4)	4.7	(0.2)
Losses on fixed assets disposal	19.7	2.6	1.0
Allowance for doubtful accounts	13.2	(16.8)	1.2
Deferred income tax and social contribution	58.0	(8.5)	(52.9)
Accrued interest	18.4	(0.5)	3.7
Interest on marketable securities, net	(0.9)	(0.4)	(1.3)
Equity in associates gains and losses	1.8	(1.0)	(1.2)
Foreign exchange gain (loss), net	(3.2)	(15.8)	(21.8)
Mark to market of the residual value guarantees	(26.4)	(7.0)	-
Other provisions	13.5	5.7	(3.9)
Other	(1.2)	0.3	(1.1)
Changes in assets			
Financial investments	109.7	(230.5)	(129.9)
Derivative financial instruments	(0.1)	7.3	(13.8)
Collateralized accounts receivable and accounts receivable	(10.8)	15.5	39.4
Contract assets	37.8	(55.4)	(35.1)
Customer and commercial financing	9.9	2.1	(0.9)
Inventories	330.1	(30.4)	(247.9)
Other assets	102.3	(15.3)	(5.4)
Changes in liabilities			
Trade accounts payable	(40.4)	10.3	61.4
Trade accounts payable - Supplier finance	8.3	15.9	(0.7)
Other payables	(41.2)	(36.7)	14.6
Contract liabilities	146.0	(24.8)	243.5
Taxes and payroll charges payable	(9.6)	0.2	(5.8)
Financial guarantees	(52.1)	(0.9)	(14.0)
Unearned income	0.4	(0.6)	0.2
Net cash generated (used) by operating activities	**662.1**	**(414.5)**	**(158.2)**
Investing activities			
Proceeds from sale of property, plant and equipment	2.1	0.8	0.6
Acquisition of property, plant and equipment	(32.1)	(18.9)	(18.7)
Additions to intangible assets	(69.8)	(24.5)	(21.4)
Additions investments in subsidiaries and affiliates	(0.1)	(0.1)	(0.1)
Acquisition of non controlling interest	(3.8)	-	(0.4)
Investments measured at amortized cost	(18.5)	(239.9)	(25.1)
Dividends Received	0.5	0.1	-
Net cash generated (used) in investing activities	**(121.7)**	**(282.5)**	**(65.1)**
Financing activities			
Repayment of borrowings	(340.1)	(69.1)	(476.6)
Proceeds from borrowings	43.8	10.7	0.4
Repurchases of common shares	-	(2.5)	-
Lease Payments	(2.5)	(2.5)	(2.7)
Net cash generatet (used) by financing activities	**(298.8)**	**(63.4)**	**(478.9)**
Increase (Decrease) in cash and cash equivalents	**241.6**	**(760.4)**	**(702.2)**
Effects of exchange rate changes on cash and cash equivalents	**0.2**	**0.5**	**4.4**
Cash and cash equivalents at the beginning of the period	**1,596.8**	**1,883.1**	**1,838.6**
Cash and cash equivalents at the end of the period	**1,838.6**	**1,123.2**	**1,140.8**
Included in cash and cash equivalents per the statements of financial position	1,818.3		1,129.8
Included in assets held for sale	20.3		11.0

(1) Derived from unaudited financial statements.

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

ASSETS	(2) As of December 31, 2021	(1) As of March 31, 2022
Current		
Cash and cash equivalents	1,818.3	1,129.8
Financial investments	750.8	802.9
Trade accounts receivable, net	189.0	197.0
Derivative financial instruments	0.1	9.7
Customer and commercial financing	9.6	9.8
Contract assets	582.3	615.5
Inventories	1,986.0	2,222.8
Income tax and social contribution	114.5	105.0
Other assets	194.3	217.0
Assets held for sale	230.9	227.1
	5,875.8	**5,536.6**
Non-Current		
Financial investments	65.6	169.9
Contract assets	0.0	1.6
Derivative financial instruments	0.0	1.6
Customer and commercial financing	22.4	23.4
Deferred income tax and social contribution	97.6	22.8
Other assets	128.0	142.9
	313.6	**362.2**
Investments	4.4	6.9
Property, plant and equipment, net	1,687.6	1,679.3
Intangible assets, net	2,213.4	2,227.5
Right of use assets, net	60.2	55.9
	3,965.6	**3,969.6**
TOTAL ASSETS	**10,155.0**	**9,868.4**

(1)Derived from unadited financial information.

(2)Derived from audited financial information.

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(2) As of December 31, 2021	(1) As of March 31, 2022
Current		
Trade accounts payable	495.2	562.7
Trade accounts payable - Supplier finance	14.8	14.1
Lease liabilities	11.5	11.0
Loans and financing	574.2	326.8
Other payables	257.1	263.3
Contract liabilities	1,204.6	1,301.8
Derivative financial instruments	2.9	3.2
Taxes and payroll charges payable	40.4	38.0
Income tax and social contribution	71.6	71.4
Unearned income	2.5	2.8
Provision	108.9	113.8
Liabilities held for sale	45.1	47.4
	2,828.8	**2,756.3**
Non-current		
Lease liabilities	52.3	49.0
Loans and financing	3,452.7	3,229.0
Other payables	60.5	53.8
Contract liabilities	308.7	454.8
Derivative financial instruments	3.0	-
Taxes and payroll charges payable	10.0	13.0
Deferred income tax and social contribution	505.8	376.1
Unearned income	37.7	37.6
Provision	120.5	141.9
	4,551.2	**4,355.2**
TOTAL LIABILITIES	**7,380.0**	**7,111.5**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(28.2)	(28.2)
Revenue reserves	1,301.5	1,301.4
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(194.4)	(182.4)
Retained earning	-	(31.7)
Non-controlling interests	107.1	108.8
Total Shareholders' equity	**2,775.0**	**2,756.9**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,155.0**	**9,868.4**

(1)Derived from unadited financial information.

(2)Derived from audited financial information.

RECONCILIATION OF IFRS AND "NON-GAAP" INFORMATION

We define **Free cash flow** as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

in millions of U.S.dollars

EBITDA RECONCILIATION LTM* (IFRS)	(2) 2021	(1) 1Q21	(1) 1Q22
Loss attributable to Embraer	(44.7)	(529.6)	13.3
Noncontrolling interest	1.2	1.9	2.5
Income tax income (expense)	70.9	(88.7)	19.5
Financial income (expense), net	199.4	272.0	189.6
Foreign exchange gain (loss), net	(25.5)	34.8	(26.8)
Depreciation and amortization	195.5	275.2	190.5
EBITDA LTM	**396.8**	**(34.4)**	**388.6**

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
** Last Twelve Months*

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company's financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S.dollars

EBITDA RECONCILIATION	(1) 4Q21	(1) 1Q21	(1) 1Q22
Net income (loss) attributable to Embraer	2.1	(89.7)	(31.7)
Noncontrolling interest	0.9	(0.3)	1.0
Income tax (expense) income	54.7	1.1	(50.3)
Financial income, net	6.8	75.4	65.6
Foreign exchange gain (loss), net	(3.9)	(19.6)	(20.9)
Depreciation and amortization	50.8	47.6	40.2
EBITDA	**111.4**	**14.5**	**3.9**
EBITDA margin	8.6%	1.8%	0.6%

(1) Derived from unaudited financial information.

EBIT and **EBITDA** are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA's usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

in millions of U.S.dollars

ADJUSTED EBIT RECONCILIATION	(1) 4Q21	(1) 1Q21	(1) 1Q22
Operating profit (loss) before financial income (EBIT)	60.6	(33.1)	(36.3)
Impact of restructuring expenses	3.2	3.5	-
Impairment - Assets held for sale	45.1	-	-
Expenses related to Eve's Business	5.3	-	9.3
Impairment loss Executive Jet business	(57.9)	-	-
Adjusted EBIT	**56.2**	**(29.6)**	**(27.0)**
Adjusted EBIT margin %	4.3%	-3.7%	-4.5%

(1) Derived from unaudited financial information.

in millions of U.S.dollars

ADJUSTED EBITDA RECONCILIATION	(1) 4Q21	(1) 1Q21	(1) 1Q22
EBITDA	111.4	14.5	3.9
Impact of restructuring expenses	3.2	3.5	-
Impairment - Assets held for sale	45.1	-	-
Expenses related to Eve's Business	5.3	-	9.3
Impairment loss Executive Jet business	(57.9)	-	-
Adjusted EBITDA	**107.0**	**18.0**	**13.2**
Adjusted EBITDA margin %	8.2%	2.2%	2.2%

(1) Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer's Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

in millions of U.S.dollars

ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1) 4Q21	(1) 1Q21	(1) 1Q22
Net Income (loss) attributable to Embraer	2.1	(89.7)	(31.7)
Net change in deferred income tax & social contribution	58.0	(8.5)	(52.9)
After-tax Impact of restructuring expenses	2.1	2.3	-
Impairment - Assets held for sale	29.8	-	-
Expenses related to Eve's Business	3.5	-	6.1
Impairment loss Executive Jet business	(38.2)	-	-
Adjusted net income (Loss)	**57.2**	**(95.9)**	**(78.5)**
Adjusted net margin	4.4%	-11.9%	-13.1%

(1) Derived from unaudited financial information.

RATIOS BASED ON "NON-GAAP" INFORMATION

CERTAIN FINANCIAL RATIOS - IFRS	(2) 2021	(1) 1Q21	(1) 1Q22
Total debt to EBITDA (i)	10.1	(126.9)	9.2
Net debt to EBITDA (ii)	3.5	(55.3)	3.7
Total debt to capitalization (iii)	0.6	0.6	0.6
LTM EBITDA to financial expense (gross) (iv)	1.9	(0.2)	1.9
LTM EBITDA (v)	396.8	(34.4)	388.6
LTM Interest and commissions on loans (vi)	212.1	197.8	206.4

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

(I) TOTAL DEBT REPRESENTS SHORT AND LONG-TERM LOANS AND FINANCING (USD BILLION).

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).
(iv) Financial expense (gross) includes only interest and commissions on loans.
(v) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).
(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company's consolidated Income Statement (USD million).

INVESTOR RELATIONS

Leonardo Shinohara, Jose Triques, Caio Pinez, Marilia Saback and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q22 Results on:

PORTUGUESE: Thursday, April 28, 2022 at 09:00 AM (SP Time) / 08:00 AM (NY Time).

ENGLISH: Thursday, April 28, 2022 at 10:00 AM (SP Time) / 09:00 AM (NY Time).

The conference call will also be broadcast live over the web at **ri.embraer.com.br**

Conference ID: EMBRAER

Telephones USA / Canada: +1 (412) 717-9627 / +1 (844) 204-8942 / UK: +44 20 3795 9972

Telephones Brazil: +55 (11) 3181-8565 / +55 (11) 4090-1621

We recommend calling 15 minutes in advance.

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com